UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 26, 2014

OR

[   ]                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number   1-2402

A.                                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended October 26, 2014 and October 27, 2013

Report of Independent Registered Public Accounting Firm

The Hormel Foods Corporation Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 26, 2014 and October 27, 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26, 2014 and October 27, 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of October 26, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Jennie-O Turkey Store Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ernst & Young LLP

Minneapolis, Minnesota

April 24, 2015

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 26, 2014	October 27, 2013
Assets
Investments, at fair value	$154,780,408	$143,549,254
Receivables:
Contributions from Jennie-O Turkey Store	170,609	153,623
Contributions from participants	124,036	111,647
Promissory notes from participants	11,694,452	10,980,458
Total receivables	11,989,097	11,245,728
Net assets available for benefits, at fair value	166,769,505	154,794,982
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(2,218,275)	(2,095,162)
Net assets available for benefits	$164,551,230	$152,699,820

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 26, 2014	Year Ended October 27, 2013
Additions:
Contributions from Jennie-O Turkey Store	$8,548,370	$8,280,686
Contributions from participants	6,564,525	5,918,752
Employee rollover	34,932	165,853
Investment income	1,256,041	3,944,195
Interest income– promissory notes receivable	472,321	415,209
Total additions	16,876,189	18,724,695

Deductions:
Distributions	11,693,490	11,718,667
Administrative expenses	79,967	300,396
Total deductions	11,773,457	12,019,063

Net realized and unrealized appreciation in fair value of investments	6,748,678	15,169,293
Net additions	11,851,410	21,874,925
Net assets available for benefits at beginning of year	152,699,820	130,824,895
Net assets available for benefits at end of year	$164,551,230	$152,699,820

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 26, 2014

1. Significant Accounting Policies

The accounting records of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) are maintained on the accrual basis.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Plan records financial assets and liabilities at fair value.

The Employee Benefits Committee (the Committee) of Hormel Foods Corporation, the parent company of the Sponsor, is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment advisors and record keeper that is used to determine the fair value of the Plan’s investments. The Committee is comprised of officers and a director of Hormel Foods Corporation and reports to the Compensation Committee of the Board of Directors of Hormel Foods Corporation. For investments categorized within Level 3 of the fair value hierarchy, the Committee utilizes the record keeper to obtain information on the fair value of these assets. The record keeper employs third-party pricing services and obtains selected support from their portfolio managers to determine daily valuations and investment returns. See Note 3 for further discussion of fair value measurements.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan is a contributory, defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store, Inc. (the Company or the Sponsor) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s year-end is the last Sunday of October.

Each year, participants may contribute up to 50% of their pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deductions. The Company’s matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

The participants’ employee savings contributions are fully vested immediately. The Company’s matching and fixed contributions vest after three years of vesting service.

Forfeitures used to reduce employer contributions for the years ended October 26, 2014 and October 27, 2013, were $501,319 and $373,762, respectively. Cumulative forfeited non-vested accounts at October 26, 2014 and October 27, 2013, were $293,825 and $241,284, respectively.

Promissory notes receivable are loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers from (to) the investment fund to (from) the loan fund. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions. No allowance for credit losses has been recorded as of October 26, 2014 or October 27, 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Company, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the Plan document.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Benefits are recorded when paid.

The Company may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and the assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

3. Investments and Fair Value Measurement

During the years ended October 26, 2014 and October 27, 2013, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	Year Ended October 26, 2014	Year Ended October 27, 2013
Net appreciation in fair value during the year:
Mutual funds	$781,211	$8,521,709
Collective trusts	5,776,840	6,574,798
Non-pooled separate account (containing Hormel Foods Corporation common stock)	190,627	72,786
	$6,748,678	$15,169,293

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2014	October 27, 2013
Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	$ 25,769,339	$ 24,863,712

Separate trust accounts:
State Street Corporation:
BlackRock LifePath Index 2015	*	8,152,292
BlackRock LifePath Index 2020	17,238,697	15,717,157
BlackRock LifePath Index 2025	19,058,073	17,596,773
BlackRock LifePath Index 2030	17,602,714	15,924,144
BlackRock LifePath Index 2035	13,900,009	12,374,869

*Less than 5%

The Plan accounts for its financial assets and liabilities in accordance with Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), which are carried at fair value on a recurring basis in its financial statements. ASC 820 establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

•	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

•

Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

Separate Trust Accounts – Mutual Funds

The mutual funds are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and, thus, these investments are classified within Level 1 of the valuation hierarchy.

•	The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities investment includes a mix of predominately foreign common stocks and cash.

•

The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts – Collective Trust Funds

The fair value of the collective trust funds, which are deemed to be Level 2, represents the NAV of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

•

The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.

•	The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.

•	The international equities fund includes a mix of predominately foreign common stocks and cash.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

•

The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

Non-Pooled Separate Account

The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. The Company has implemented a dividend pass through election for its participants.

Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. Each participant in this fund is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

This fund is approximately 0.85% and 0.56% of the total investments in the Plan at October 26, 2014 and October 27, 2013, respectively.

General Investment Account

The General Investment Account is a stable value fund and is reported at fair value with a reported adjustment to contract value shown in the statements of net assets available for benefits.  The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

The General Investment Account is principally valued using a market value formula approach. The market value of the investment is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as: (i) the observable interest rate being earned by investments underlying the contract; (ii) the unobservable “assumed interest rate” obtained by the record keeper on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and (iii) the unobservable comparison between investments supporting the contract and the current market rates where historic investments are either at a premium or discount to current market rates, i.e., the “experience rate”. Therefore, the General Investment Account is deemed to be a Level 3 investment.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The following table presents the Plan’s Level 3 investment, the valuation technique used to measure the fair value, the significant unobservable inputs, and the values for those inputs.

	October 26, 2014
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$ 25,769,339	Liquidation	Assumed interest rate	1.32%
			Experience rate	3.01%

	October 27, 2013
Investment	Fair Value	Valuation Technique	Significant Unobservable Inputs	Weighted Average

General investment account	$ 24,863,712	Liquidation	Assumed interest rate	1.20%
			Experience rate	3.07%

Generally, the General Investment Account crediting rates will typically show less volatility than current market rates. In a rising interest rate environment, credited rates will lag market rates because much of the contract’s assets are backed by investment made in prior years with earnings that reflect the lower rates that prevailed in those years. Over time, as new contributions are made and investments mature and are reinvested at current interest rates, rates could be expected to move toward market levels. Conversely, as market rates decrease, the General Investment Account crediting rates would also be expected to fall, but generally more slowly than market rates.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

The crediting interest rate on the General Investment Account was 3.15% and 3.10% as of October 26, 2014 and October 27, 2013, respectively.  The average yield was 2.86% during the 2014 Plan year and 3.34% during the 2013 Plan year, which approximates the actual interest rate credited to the Plan participants.

The investments of the Plan that are measured at fair value on a recurring basis as of October 26, 2014 and October 27, 2013, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 26, 2014
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$12,090,246	$12,090,246	$–	$–
International equities	2,796,284	2,796,284	–	–
Fixed income	3,740,544	3,740,544	–	–
Total mutual funds	18,627,074	18,627,074	–	–
Collective trusts:
LifePath funds	104,748,953	–	104,748,953	–
U.S. equities	3,997,997	–	3,997,997	–
International equities	127,784	–	127,784	–
Fixed income	196,106	–	196,106	–
Total collective trusts	109,070,840	–	109,070,840	–
Total separate trust accounts	127,697,914	18,627,074	109,070,840	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	1,313,155	1,313,155	–	–
General Investment Account	25,769,339	–	–	25,769,339
	$154,780,408	$19,940,229	$109,070,840	$25,769,339

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

	Fair Value Measurements at October 27, 2013
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Separate trust accounts:
Mutual funds:
U.S. equities	$11,766,383	$11,766,383	$–	$–
International equities	2,587,885	2,587,885	–	–
Fixed income	3,669,430	3,669,430	–	–
Total mutual funds	18,023,698	18,023,698	–	–
Collective trusts:
LifePath funds	96,207,209	–	96,207,209	–
U.S. equities	3,512,721	–	3,512,721	–
International equities	67,921	–	67,921	–
Fixed income	72,142	–	72,142	–
Total collective trusts	99,859,993	–	99,859,993	–
Total separate trust accounts	117,883,691	18,023,698	99,859,993	–

Non-pooled separate account:
Hormel Foods Corporation Stock Fund	801,851	801,851	–	–
General Investment Account	24,863,712	–	–	24,863,712
	$143,549,254	$18,825,549	$99,859,993	$24,863,712

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurement (continued)

A reconciliation of the beginning and ending balance of the investment measured at fair value using significant unobservable inputs (Level 3) is as follows:

General Investment Account

Balance, October 28, 2012	$–
Purchases	133,377,179
Sales	(110,805,707)
Interest and dividend income*	197,078
Unrealized gains relating to investments still held at the report date**	2,095,162
Balance, October 27, 2013	24,863,712
Purchases	2,703,917
Sales	(2,644,611)
Interest and dividend income*	723,208
Unrealized gains relating to investments still held at the report date**	123,113
Balance, October 26, 2014	$25,769,339

*   Included in investment income, statements of changes in net assets available for benefits

** Included in net realized and unrealized appreciation in fair value of investments, statements of changes in net assets available for benefits

4. Income Tax Status

The Plan has received a determination letter from the IRS dated October 22, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and  therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status (continued)

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of October 26, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to the Plan year ended October 30, 2011.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:

–	collective trust funds managed by State Street Global Markets, LLC;
–	common stock of Hormel Foods Corporation; and
–	General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from  the prohibited transactions rules under ERISA.

Jennie-O Turkey Store Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 41-0734466 Plan Number: 003

October 26, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held	Current Value

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	100,063 units	$1,313,155

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	1,145,097 units	23,551,064

Separate trust accounts:
State Street Corporation*:
BlackRock LifePath Index 2015	730,894 units	7,788,747
BlackRock LifePath Index 2020	1,599,398 units	17,238,697
BlackRock LifePath Index 2025	1,753,392 units	19,058,073
BlackRock LifePath Index 2030	1,606,368 units	17,602,714
BlackRock LifePath Index 2035	1,259,242 units	13,900,009
BlackRock LifePath Index 2040	705,192 units	7,832,299
BlackRock LifePath Index 2045	656,582 units	7,335,944
BlackRock LifePath Index 2050	585,519 units	6,580,978
BlackRock LifePath Index 2055	333,511 units	3,763,380
BlackRock LifePath Index Retirement	343,819 units	3,648,112
BlackRock MSCI ACWI ex-US Index	12,396 units	127,784
BlackRock Russell 2500 Index	6,993 units	83,344
BlackRock US Debt Index	19,052 units	196,106
BlackRock S&P 500 Stock Fund	314,690 units	3,914,653
Loomis Sayles Value Y	203,204 units	2,504,956
Harbor Capital Appreciation	398,205 units	5,222,657
Dodge & Cox International Stock Fund	191,061 units	2,796,284
Wells Fargo Advantage Intrinsic Small Cap Value	273,355 units	3,224,792
Wasatch Small Cap Growth Fund	81,148 units	1,137,841
PIMCO Total Return Institutional	371,765 units	3,740,544

Total separate trust accounts		127,697,914

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 8.25%	11,694,452
Total assets (held at end of year)		$164,256,585

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE
RETIREMENT SAVINGS PLAN

Date: April 24, 2015	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Executive Vice President and Chief Financial Officer,
Hormel Foods Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm